Free Writing Prospectus (To the Prospectus dated August 27, 2008, and the Prospectus Supplement dated August 27, 2008)	Filed Pursuant to Rule 433 Registration No. 333-145845 November 26, 2008

Covered Call Notes on iShares® S&P 500 Index Fund Medium-Term Notes, Series A, No. E-2839

Terms used in this free writing prospectus are described or defined in the prospectus supplement. The Covered Call Notes on iShares® S&P 500 Index Fund (the “Notes”) offered will have the terms described in the prospectus supplement and the prospectus, as supplemented by this free writing prospectus. THE NOTES DO NOT GUARANTEE ANY RETURN OF PRINCIPAL AT MATURITY.

•	Issuer: Barclays Bank PLC (Rated AA/Aa1‡)

•	Issue Date: December 5, 2008 ‡‡

•	Initial Valuation Date: December 2, 2008 ‡‡

•	Final Valuation Date: January 4, 2010‡‡‡

•	Maturity Date: January 7, 2010‡‡‡

•	The ETF: iShares® S&P 500 Index Fund (IVV)

•	Denominations: Minimum denomination equal to the Initial Price and integral multiples of the Initial Price in excess thereof

•	Initial Price: The closing share price of the ETF on the Initial Valuation Date as set forth in the table below

•	Final Price: The closing share price of the ETF on the Final Valuation Date

•	Call Premium Percentage: 15.20% - 19.20%*

*	actual Call Premium Percentage will be determined on the Initial Valuation Date

•

Payment at Maturity: If the Final Price is greater than the Initial Price (that is the ETF Return is greater than 0%), you will receive a cash payment per Note equal to the Initial Price plus the Initial Price multiplied by the Call Premium Percentage. If the ETF Return is greater than 0%, your payment per Note at maturity will be calculated as follows:

Initial Price + Initial Price x Call Premium Percentage

If the ETF Return is less than or equal to 0%, you will receive a cash payment per Note equal to the Initial Price plus the sum of the Initial Price multiplied by the ETF Return plus the Initial Price multiplied by the Call Premium, calculated as follows:

Initial Price + Initial Price x ETF Return + Initial Price x Call Premium Percentage

If the ETF declines by more than the Call Premium Percentage, you will lose 1% of the principal amount of your Notes for every 1% that the ETF declines in excess of the Call Premium Percentage. You may lose up to (1-Call Premium Percentage) of the principal amount of your Notes.

•	ETF Return: For each Note offering, the performance of the ETF from the Initial Valuation Date to the Final Valuation Date, calculated as follows:

Final Price – Initial Price

Initial Price

•	Calculation Agent: Barclays Bank PLC

•	Business Day: New York

The terms of the Note are as follows:

Note Issuance #	Reference Asset (the “ETF”)	Initial Price	Ticker Symbol	Principal Amount	Call Premium Percentage	CUSIP/ISIN
E-2839	iShares® S&P 500 Index Fund	TBD	IVV	TBD	TBD	06738G811/US06738G8116

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
‡‡	Subject to change. In the event that we make any change to the expected Initial Valuation Date and the Issue Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of each such Note remains the same.
‡‡‡	Subject to postponement in the event of a market disruption as described under “Market Disruption Events” in this free writing prospectus.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus dated August 27, 2008, the prospectus supplement dated August 27, 2008, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 27, 2008, as supplemented by the prospectus supplement dated August 27, 2008 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185504/d424b3.htm

•	Prospectus Supplement dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185517/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

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HYPOTHETICAL EXAMPLES

For each Note offering, if the Final Price is greater than the Initial Price (that is the ETF Return is greater than 0%), you will receive a cash payment per Note equal to the Initial Price plus the Initial Price multiplied by the Call Premium Percentage as indicated in the table on the cover page of this free writing prospectus. If the ETF Return is less than or equal to 0%, you will receive a cash payment per Note equal to the Initial price plus the sum of (a) the Initial Price multiplied by the Call Premium Percentage plus (b) the Initial Price multiplied by the ETF Return. If the ETF declines by more than the Call Premium Percentage, you will lose 1% of the principal amount of your Notes for every 1% that the ETF declines in excess of the Call Premium Percentage. You may lose up to (1- Call Premium Percentage) of the principal amount of your Notes.

The following tables below illustrate the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, which results from comparing the Payment at Maturity per Note to the Initial Price. Each table for a specified Note has been prepared on the basis of the assumptions that are set forth below for each note.

All hypothetical total returns are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following tables and examples have been rounded for ease of analysis.

The Initial Price and the Final Price of the ETF and the associated ETF Return have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the ETF. Some amounts are rounded and actual returns may be different. See section “Description of Hypothetical Examples” above.

Assumptions

•

Investor purchases a Note on the Issue Date with principal amount equal to the Initial Price at the Price to the Public indicated on the cover of this free writing prospectus and holds the Notes to maturity.

•	No market disruption events, reorganization events or events of default occur during the term of the Notes.

Initial Price: 84.89

Call Premium Percentage: 15.20%

ETF Return	Payment at Maturity	Total Return on the Notes
80.00%	97.79	15.20%
70.00%	97.79	15.20%
60.00%	97.79	15.20%
50.00%	97.79	15.20%
40.00%	97.79	15.20%
30.00%	97.79	15.20%
20.00%	97.79	15.20%
10.00%	97.79	15.20%
8.00%	97.79	15.20%
7.00%	97.79	15.20%
6.00%	97.79	15.20%
5.00%	97.79	15.20%
0.00%	97.79	15.20%
-5.00%	93.55	10.20%
-6.00%	92.70	9.20%
-7.00%	91.85	8.20%
-8.00%	91.00	7.20%
-10.00%	89.30	5.20%
-15.20%	84.89	0.00%
-20.00%	80.82	-4.80%
-30.00%	72.33	-14.80%
-40.00%	63.84	-24.80%
-50.00%	55.35	-34.80%
-60.00%	46.86	-44.80%
-70.00%	38.37	-54.80%
-80.00%	29.88	-64.80%

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Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the tables above are calculated.

Example 1: The ETF Return is 20%.

On the Final Valuation Date, the Final Price of 101.87 was greater than the Initial Price of 84.89, resulting in a ETF Return of 20%. Because the ETF Return is positive, the investor receives a Payment at Maturity of $97.79 per Note calculated as follows:

Payment at Maturity = $84.89+ $84.89x 15.20% = $97.79

Total Return on the Note =(97.79–84.89) / 84.89 = 15.20%

Example 2: The ETF Return is -10%.

On the Final Valuation Date, the Final Price of 76.40 was less than the Initial Price of 84.89, resulting in a ETF Return of –10%. Because the ETF Return of –10% is less than 0% and the percentage decline is less than the Call Premium Percentage, the investor receives a Payment at Maturity of $89.30 per Note, calculated as follows:

Payment At Maturity = $84.89 x(1 -10%)+ $84.89x 15.20%= $89.30

Total Return on the Note =(89.30 –84.89) / 84.89 = 5.20%

Example 3: The ETF Return is –15.20%.

On the Final Valuation Date, the Final Price of 71.99 was less than the Initial Price of 84.89, resulting in a ETF Return of –15.20%. Because the ETF Return of –15.20% is less than 0% and the percentage decline is equal to the Call Premium Percentage, the investor receives a Payment at Maturity of $84.89 per Note, calculated as follows:

Payment At Maturity = $84.89 x (1-15.20%)+ $84.89x 15.20%= $84.89

Total Return on the Note =(84.89–84.89) / 84.89 = 0%

Example 4: The ETF Return is –20%.

On the Final Valuation Date, the Final Price of 67.91 was less than the Initial Price of 84.89, resulting in a ETF Return of –20%. Because the ETF Return of –20% is less than 0% and the percentage decline is bigger than the Call Premium Percentage, the investor receives a Payment at Maturity of $80.82 per Note, calculated as follows:

Payment At Maturity = $84.89x (1-20%)+ $84.89 x 15.20%= $80.82

Total Return on the Note =(80.82–84.89) / 84.89 = -4.80%

SELECT RISK CONSIDERATIONS

We urge you to read the section “Risk Factors” beginning on page S-3 of the prospectus supplement as the following highlights some, but not all, of the risk considerations relevant to investing in the Notes. In particular we urge you to read the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•

“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Fully Principal Protected or Are Contingently Protected”; and

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest.

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee a return of 100% of the principal amount invested, even if the Notes are held to maturity. The return on the Notes at maturity is linked to the performance of the ETF and will depend on whether, and the extent to which, the ETF Return is positive or negative. If the ETF declines by more than the Call Premium Percentage, you will lose 1% of the principal amount of your Notes for every 1% that the ETF declines in excess of the Call Premium Percentage. You may lose up to (1- Call Premium Percentage) of the principal amount of your Notes.

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•

Your Maximum Gain on the Notes Is Limited to the Call Premium Percentage—If the Final Price is greater than the Initial Price, for each Note, you will receive a payment at maturity equal to the principal amount, which is the Initial Price per Note, plus the Call Premium Percentage multiplied by such principal amount, regardless of the appreciation in the ETF, which may be significant. The Call Premium Percentage will be set on the Initial Valuation Date and will not be less than the percentage indicated on the cover of this free writing prospectus as applicable to such Notes offering.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the ETF or securities comprising of the Underlying Index would be entitled to.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the Payment at Maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Exposure to Fluctuations in Foreign Exchange Rates —The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks comprising of the ETF are denominated. Therefore, if the applicable currencies depreciate relative to the U.S. dollar over the term of the Notes, you may lose money even if the local currency value of the stocks comprising of the ETF goes up.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Certain Features of Exchange-Traded Funds Will Impact the Value of the Notes— The performance of the ETF does not fully replicate the performance of the S&P 500® Index (the “Underlying Index”). An ETF may not fully replicate the Underlying Index, and may hold securities not included in such Underlying Index. The value of the ETFs to which your Notes is linked is subject to:

•

Management risk. This is the risk that Barclays Global Fund Advisors’ investment strategy for the ETF, the implementation of which is subject to a number of constraints, may not produce the intended results.

•

Derivatives risk. The ETF may invest in stock index futures contracts and other derivatives. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the ETF’s losses, and, as a consequence, the losses of your Notes, may be greater than if the ETF invested only in conventional securities.

•

The ETF May Underperform the Underlying Index- The performance of the iShares® S&P 500 Index Fund, may not replicate the performance of, and may underperform, the Underlying Index. Unlike the Underlying Index, the iShares® S&P 500 Index Fund, will reflect transaction costs and fees that will reduce its relative performance. Moreover, it is also possible that the iShares® S&P 500 Index Fund, may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the Underlying Index; for example, due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the iShares® S&P 500 Index Fund, differences in trading hours between the iShares® S&P 500 Index Fund, and the Underlying Index or due to other circumstances. Because the return on your Notes, both with respect to the payment due at maturity is linked to the performance of the iShares® S&P 500 Index Fund, and not the Underlying Index, the return on your securities may be less than that of an alternative investment linked directly to the Underlying Index.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the ETF on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the ETF, the Underlying Index and securities comprising of the Underlying Index;

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•	the time to maturity of the Notes;

•	the dividend rate on the stocks comprising of the Underlying Index;

•	interest and yield rates in the market generally; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

SELECTED PURCHASE CONSIDERATIONS

•

Market Disruption Events and Adjustments—The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Equity Securities—Market Disruption Events Relating to Notes with an Equity Security as the Reference Asset”; and

•	For a description of further adjustments that may affect the ETF, see “Reference Assets—Equity Securities—Share Adjustments Relating to Notes with an Equity Security as the Reference Asset”.

•

Call Premium—The Notes provide the opportunity to enhance equity returns by entitling you to receive, per Note, an amount equal to the Call Premium Percentage multiplied by the Initial Price, which is set to be the minimum denomination of the Notes. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in percentage terms in the Final Price, as compared to the Initial Price, of up to the Call Premium Percentage. If the ETF declines by more than the Call Premium Percentage, you will lose 1% of the principal amount of your Notes for every 1% that the ETF declines in excess of the Call Premium Percentage. You may lose up to (1-Call Premium Percentage) of the principal amount of your Notes.

•

Diversification Among U.S. Equities of the iShares® S&P 500 Index Fund—The return on the Notes is linked to the performance of the iShares® S&P 500 Index Fund, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index, which consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information on the iShares® S&P 500 Index Fund, see the information set forth under “Description of the ETF” in this pricing supplement. For additional information on the Underlying Index, see the information set forth in the iShares® S&P 500 Index Fund Prospectus, dated August 1, 2008

•

Certain U.S. Federal Income Tax Considerations— Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the ETF. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long term capital gain or loss if you have held your Notes for more than one year.

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In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. It is also possible that the Internal Revenue Service could seek to characterize your Notes under current law in a manner that results in tax consequences that are different from those described above. For example, the Internal Revenue Service could possibly assert that your Notes should be treated as an investment unit consisting of a zero-coupon debt instrument and a put option, written by you, for U.S. federal income tax purposes. If the Notes were so treated, you would be required to accrue interest currently over the term of your Notes at a market rate and would also recognize short-term capital gain or loss equal to the difference between the amount you were deemed to receive in exchange for the put option and the amount you were deemed to be required to pay in settlement of the put option. Alternatively, the Internal Revenue Service could potentially assert that the Notes should be characterized as a investment unit consisting of a prepaid forward contract on the ETF and a call option, written by you, on the ETF. If your Notes were so characterized (or similarly characterized), it is possible that the special straddle rules of Section 1092 of the Code could apply to your Notes. If Section 1092 were to apply to your Notes, you would be required to (i) defer any interest deductions allocable to the Notes and (ii) treat any grain or loss recognized on the sale or maturity of the Notes as short-term capital gain or loss. In addition, the constructive ownership rules of Section 1260 of the Code could possibly apply to your Notes. In such a case, any long-term capital gain that you realize upon the sale or maturity of your Notes would be recharacterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such capital gain) to the extent that such capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased an actual ETF share on the date that you purchased your Notes and sold such ETF share on the date of the sale or maturity of the Notes. Finally, it is also possible that the amount you receive that is attributable to the Call Premium Percentage could be taxed as ordinary income.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus. You should further consult your tax advisor as to these and other possible alternative treatments in respect of the Notes.

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DESCRIPTION OF THE ETF

We have derived all information contained in this pricing supplement regarding iShares® S&P 500 Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from the Prospectus for the iShares® S&P 500 Index Fund dated August 1, 2008 issued by iShares Trust. (the “Trust”). Such information reflects the policies of, and is subject to change by, the Trust, Barclays Global Investors, N.A. (“BGI”) and Barclays Global Fund Advisors (“BGFA”). The iShares® S&P 500 Index Fund is an investment portfolio maintained and managed by the Trust. BGFA is the investment advisor to the iShares® S&P 500 Index Fund.

The iShares® S&P 500 Index Fund is an exchange traded fund that trades on the NYSE Arca under the ticker symbol “IVV.” The Trust is a registered investment company that consists of numerous separate investment portfolios, including the iShares® S&P 500 Index Fund. Information provided to or filed with the SEC by the Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding the Trust, BGFA or the iShares® S&P 500 Index Fund, please see the Prospectus. In addition, information about iShares® and the iShares® S&P 500 Index Fund may be obtained from the iShares® website at www.ishares.com.

Investment Objective and Strategy

The iShares® S&P 500 Index Fund (the “ETF”) seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P 500 Index (the “Underlying Index”). The Underlying Index was developed by Standard & Poor’s (a division of the McGraw-Hill Companies, Inc.) (“S&P”), as a benchmark for the performance of the large-capitalization sector of the U.S. equity market. As of May 31, 2008, the Underlying Index included approximately 79% of the market capitalization of all publicly-traded U.S. equity securities.

Representative Sampling

The ETF pursues a “representative sampling” strategy in attempting to track the performance of Underlying Index, and generally does not hold all of the equity securities included in the Underlying Index. The ETF invests in a representative sample of securities in the Underlying Index, which have a similar investment profile as the Underlying Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Underlying Index.

Correlation

The Underlying Index is a theoretical financial calculation, while the ETF is an actual investment portfolio. The performance of the ETF and the Underlying Index will vary somewhat due to transaction costs, asset valuations, foreign currency valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. The difference between 100% and the ETF’s actual correlation with the Underlying Index is called “tracking error.” ETF, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication indexing strategy. “Replication” is a strategy in which a fund invests in substantially all of the securities in its Underlying Index in approximately the same proportions as in the Underlying Index.

Industry Concentration Policy

The ETF will not concentrate its investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries), except that, to the extent practicable, the ETF will concentrate to approximately the same extent that the Underlying Index concentrates in the stocks of such particular industry or group of industries.

Holdings Information

The following tables summarize the ETF’s top holdings in individual companies and by sector as of September 30, 2008.

Top holdings in individual securities as of September 30, 2008

Company	Percentage of Total Holdings
Exxon Mobil Corp.	3.96%
General Electric Co.	2.49%
Procter & Gamble Co.	2.07%
Microsoft Corp.	2.06%
Johnson & Johnson	1.90%
JPMorgan Chase & Co.	1.69%
Chevron Corp.	1.66%
AT&T Inc.	1.61%
Bank of America Corp.	1.57%
International Business Machine Corp.	1.555

FWP–8

Top holdings by sector as of September 30, 2008

Sector	Percentage of Total Holdings
Information Technology	15.94%
Financials	15.83%
Energy	13.34%
Health Care	13.07%
Consumer Staples	12.19%
Industrials	11.07%
Consumer Discretionary	8.46%
Utilities	3.55%
Materials	3.36%
Telecommunication Services	3.04%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy of the information above. The information on the iShares® website is not, and should not be considered, incorporated by reference herein.

iShares® is a registered mark of BGI. The Notes are not sponsored, endorsed, sold, or promoted by BGI. BGI makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes

Discontinuance of the ETF

If the ETF (or any successor fund (as defined herein)) is de-listed from NYSE Arca (or any other relevant exchange), liquidated or otherwise terminated, the calculation agent will substitute an exchange-traded fund (such substituted exchange-traded fund being referred to herein as a “successor fund”) that the calculation agent determines, in its sole discretion, is comparable to the discontinued ETF (or discontinued successor fund). If a successor fund is selected, that successor fund will be substituted for the discontinued ETF (or discontinued successor fund) for all purposes of the Notes. Upon any selection by the calculation agent of a successor fund, the calculation agent may adjust any variable described in this document, including, without limitation, the number of reference shares that each Note represents, the apportioned dividends on the final observation date, the share performance on the final observation date or the closing price on any given date, as, in the good faith judgment of the calculation agent, may be and for such time as may be necessary to render the successor fund comparable to the discontinued ETF (or discontinued successor fund) for purposes of the Notes. Upon any selection by the calculation agent of a successor fund, the calculation agent will provide written notice to the trustee, and the trustee will furnish written notice thereof, to the extent the trustee is required to under the senior debt indenture, to each Noteholder, or in the case of global notes, the depositary, as holder of the global notes, stating the selection made.

If the ETF (or any successor fund) is de-listed, liquidated or otherwise terminated and the calculation agent determines that no successor fund is available, then the calculation agent may, at its sole discretion, accelerate the maturity date to the day which is four business days after the date of such de-listing, liquidation or termination, as applicable. In the event of such an acceleration, we shall pay to you the amount payable at maturity, and for the purposes of that calculation, the final price will be deemed to be the closing price on the trading day corresponding to the date of the de-listing, liquidation or termination (or, if such date is not a trading day, the immediately preceding trading day), unless the calculation agent determines in his sole discretion that another day is more appropriate to, as closely as reasonably possible, replicate the discontinued ETF (or discontinued successor fund), in which case, the final price shall be the closing price on such other day. In the event that the calculation agent decides to accelerate the maturity date and to make use of a closing price other than the price on the trading day corresponding to the date of de-listing, liquidation or termination (or the immediately preceding trading day, as applicable), the calculation agent will, in its sole discretion, calculate the appropriate closing price of the discontinued ETF (or discontinued successor fund) on any day that such calculation is required by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the discontinued ETF (or discontinued successor fund).

The calculation agent will be solely responsible for the method of determining and/or calculating the closing price of the ETF (or any successor fund) and of any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error and binding on any investor in the Notes.

FWP–9

The calculation agent will provide information as to the method of calculating the closing price of the ETF (or any successor fund) upon written request by any investor in the Notes.

Antidilution Adjustments

If an event occurs which, in the sole discretion of the calculation agent, has a diluting or concentrative effect on the theoretical value of the ETF shares, the calculation agent may adjust any variable described in this document, including, without limitation, the number of reference shares that each Note represents, the apportioned dividends on the final observation date, the share performance on the final observation date or the closing price on any given date, and will make such adjustments as it deems necessary to negate such diluting or concentrative effect. All such adjustments will occur in the manner described under “Reference Assets—Securities or ‘Linked Shares’—Share Adjustments Relating to Notes with an Equity Security as the Reference Asset—Antidilution Adjustments” in the prospectus supplement.

Market Disruption Events

The final observation date may be postponed and thus the determination of the value of the Notes, as well as the maturity date, as applicable, and may be subject to further adjustment if the calculation agent determines that, on the final observation date, a market disruption event has occurred or is continuing in respect of the ETF. Any of the following will be a market disruption event:

•	a suspension, absence or limitation of trading in the ETF on the relevant exchange (as defined below), as determined by the calculation agent;

•	any event that disrupts or impairs, as determined by the calculation agent, the ability of market participants to effect transactions in, or obtain market values for, the ETF on the relevant exchange;

•

the closure on any day of the relevant exchange where the relevant exchange is scheduled to be open for trading for its regular trading session (a “scheduled trading day”) prior to the scheduled weekday closing time of that market (without regard to after hours or any other trading outside of the regular trading session hours) unless the earlier closing time is announced by the relevant exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such scheduled trading day for the relevant exchange and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such scheduled trading day for the relevant exchange;

•	any scheduled trading day on which the relevant exchange fails to open for trading during its regular trading session; or

•

any other event, if the calculation agent determines that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described under “Use of Proceeds and Hedging” in the prospectus supplement;

and, in any of these events, the calculation agent determines that the event was material.

A limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, will not be deemed a market disruption event.

In contrast, a suspension or limitation of trading in the ETF on the relevant, by reason of any of:

•	a price change exceeding limits set by that market,

•	an imbalance of orders, or

•	a disparity in bid and ask quotes

will constitute a suspension or material limitation of trading.

“Relevant exchange” means the primary exchange or market of trading for the ETF or the shares of any successor fund. The relevant exchange for the ETF as of the date of this pricing supplement is the NYSE Arca.

If the calculation agent determines that a market disruption event occurs or is continuing on the final observation date, the final observation date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final observation date be postponed by more than five business days. If the calculation agent determines that a market disruption event occurs or is continuing on the fifth business day, the calculation agent will make an estimate of (1) the closing price for the ETF that would have prevailed on that fifth business day in the absence of the market disruption event and (2) the apportioned dividends during the period from but excluding the initial observation date to and including that fifth business day, for purposes of calculation of the payment at maturity, respectively.

FWP–10

Historical Performance of the ETF

The following graph sets forth the historical performance of the ETF based on the daily closing share price from January 2, 2001 through November 24, 2008. The closing share price of the ETF on November 24, 2008 was 84.89.

We obtained the daily closing share prices below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical closing share prices of the ETF should not be taken as an indication of future performance, and no assurance can be given as to the Final Price on the Final Valuation Date. We cannot give you assurance that the performance of the ETF will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FWP–11